FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of June, 2002
                                            -----------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F       x                Form 40-F
                                -----                             -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                              No              x
                               -----                             -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

For Immediate Release                                  Wednesday 19th June 2002

                Royal Caribbean Cruises Ltd. ("Royal Caribbean")

                Royal Caribbean Welcomes Clearance For P&O Merger

Royal Caribbean Cruises Ltd. today welcomed publication of a report by the UK Competition Commission into its proposed merger with P & O Princess Cruises, and the announcement by the UK Competition Minister that she has accepted its findings that the merger would not be against the public interest.

Richard Fain, chairman and chief executive of Royal Caribbean, said: "Naturally we are delighted with this decision. It means that our agreed merger has now cleared all regulatory hurdles in Europe.

"We have been able to satisfy the UK Commission that our merger will not pose any problems from a competition viewpoint. This is true regardless of market definition - and we note the Commission has explicitly concluded that it therefore did not need to rule on the appropriateness of one definition or another.

"We welcome the Commission's findings that Royal Caribbean and P & O Princess operate in the UK as essentially complementary businesses - one offering a US-oriented product, the other a predominantly UK-oriented product - and that by combining we will in no way reduce the product choice available to consumers. This contrasts starkly with the situation for Carnival and P & O Princess: they are each other's largest and most direct competitors in both the UK and Germany, hence the intense scrutiny now being given to Carnival's hostile bid by the regulators in Brussels.

"Indeed, today's clear and straightforward announcement by the Competition Minister also marks a contrast with statements from Carnival Corporation, acknowledging the possibility that it might well be forced to sell off key assets if it wants to proceed with its hostile bid for P & O Princess. Nothing could better underline the fallacy of Carnival's erroneous - but oft-repeated - claim that `there is no material difference in the regulatory analysis' of the two transactions.

"It now remains for us to do everything possible to assist the Federal Trade Commission with its continuing investigation into our merger's implications for the US market. We are optimistic that they too will recognize the substantive difference between the two transactions."

                                      [end]

NOTES TO EDITORS

1. Royal Caribbean's agreed merger with P & O Princess Cruises was investigated and cleared by the competition authorities in Germany in January. The investigation by the UK Competition Commission was instigated at the recommendation of the Office of Fair Trading on January 29th.

2. No other national competition authorities within Europe are expected to review Royal Caribbean's transaction, nor does it reach the size threshold that would trigger an inquiry by the EU competition authorities in Brussels.

3. The Federal Trade Commission in Washington launched an investigation into the merger in January, which is running in parallel with an investigation into the competing hostile bid for P & O Princess Cruises from Carnival Corporation. No firm timetable has been announced by the FTC but its findings are generally expected before the end of the summer.

ENQUIRIES

Royal Caribbean
+1 305 539 6570
Lynn Martenstein
+1 305 539 6153
Erin Williams

The Maitland Consultancy Limited
+44 (0) 20 7379 5151
Duncan Campbell-Smith
Amy Holmes

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ROYAL CARIBBEAN CRUISES LTD.
                                                   ----------------------------
                                                   (Registrant)



Date:  July 1, 2002                         By:    /s/ JACK WILLIAMS
                                                   ----------------------------
                                                   Jack Williams
                                                   President and COO